UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to Rule 13d-2(b)

(Amendment No. 1)*

Eagle Pharmaceuticals Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

269796108
(CUSIP Number)

December 31, 2015
Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)
☒           Rule 13d-1(c)
☐           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON J.W. Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 648,610 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 648,610 shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 648,610 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.16%(1)
12.	TYPE OF REPORTING PERSON PN

(1)      As of the date of this filing, based on 15,589,844 outstanding shares of the Common Stock of the Issuer as of November 10, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, as filed with the Securities and Exchange Commission on November 12, 2015.

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON J.W. Opportunities Fund, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited liability company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0 shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON OO

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON J.W. Opportunities Master Fund, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands exempted company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 209,069 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 209,069 shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 209,069 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.34%(2)
12.	TYPE OF REPORTING PERSON FI

(2)      See footnote (1) above.

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JW Asset Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited liability company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 857,679 shares (3)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 857,679 shares (3)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 857,679 shares (3)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.50%(4)
12.	TYPE OF REPORTING PERSON OO; IA

(3)      Consists of shares of Common Stock of the Issuer held by J.W. Partners, L.P. and J.W. Opportunities Master Fund, Ltd., of each of which JW Asset Management, LLC is the investment advisor.

(4)      See footnote (1) above.

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JW GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited liability company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 648,610 shares (5)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 648,610 shares (5)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 648,610 shares (5)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.16%(6)
12.	TYPE OF REPORTING PERSON HC; OO

(5)      Consists of shares of Common Stock of the Issuer held by J.W. Partners, L.P., of which JW GP, LLC is the general partner.

(6)      See footnote (1) above.

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jason G. Wild
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 857,679 shares (7)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 857,679 shares (7)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 857,679 shares (7)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.50%(8)
12.	TYPE OF REPORTING PERSON IN

(7)
Consists of shares of the Common Stock of the Issuer held by J.W. Partners, L.P. and J.W. Opportunities Master Fund, Ltd.  Jason G. Wild serves as:  (i) the managing member of  JW GP, LLC, which is the general partner of J.W. Partners, L.P.; (ii) the managing member of JW Asset Management, LLC, which is the investment advisor of J.W. Partners, L.P. and J.W. Opportunities Master Fund, Ltd.; and (iii) a director of J.W. Opportunities Master Fund, Ltd.

(8)	See footnote (1) above.

Item 1(a).	Name of Issuer:

Eagle Pharmaceuticals, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

50 Tice Boulevard, Suite 315 Woodcliff Lake, New Jersey 07677

Item 2(a).	Name of Person Filing:

J.W. Partners, L.P. J.W. Opportunities Fund, LLC J.W. Opportunities Master Fund, Ltd. JW Asset Management, LLC JW GP, LLC Jason G. Wild

Item 2(b).	Address of Principal Business Office, or if None, Residence:

515 Madison Avenue, 14th Floor New York, NY 10022

Item 2(c).	Citizenship:

J.W. Partners, L.P. – Delaware
J.W. Opportunities Fund, LLC – Delaware
J.W. Opportunities Master Fund, Ltd. – Cayman Islands
JW Asset Management, LLC – Delaware
JW GP, LLC – Delaware
Jason G. Wild – United States

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

269796108

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

Item 4.	Ownership***.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

J.W. Partners, L.P. – 648,610 shares
J.W. Opportunities Fund, LLC – 0 shares
J.W. Opportunities Master Fund, Ltd. – 209,069 shares
JW Asset Management, LLC – 857,679 shares
JW GP, LLC – 648,610 shares
Jason G. Wild – 857,679 shares

(b)	Percent of class:

J.W. Partners, L.P. – 4.16%
J.W. Opportunities Fund, LLC – 0%
J.W. Opportunities Master Fund, Ltd. – 1.34%
JW Asset Management, LLC – 5.50%
JW GP, LLC – 4.16%
Jason G. Wild – 5.50%

Beneficial ownership percentages are as of the date of this filing, based on 15,589,844 outstanding shares of the Common Stock of the Issuer as of November 10, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, as filed with the Securities and Exchange Commission on November 12, 2015.

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:	All Reporting Persons - 0 shares

	(ii)	Shared power to vote or to direct the vote:
J.W. Partners, L.P. – 648,610 shares
J.W. Opportunities Fund, LLC – 0 shares
J.W. Opportunities Master Fund, Ltd. – 209,069 shares
JW Asset Management, LLC – 857,679 shares
JW GP, LLC – 648,610 shares
Jason G. Wild – 857,679 shares

(iii)	Sole power to dispose or to direct the disposition of:	All Reporting Persons - 0 shares

(iv)	Shared power to dispose or to direct the disposition of:
J.W. Partners, L.P. – 648,610 shares
J.W. Opportunities Fund, LLC – 0 shares
J.W. Opportunities Master Fund, Ltd. – 209,069 shares
JW Asset Management, LLC – 857,679 shares
JW GP, LLC – 648,610 shares
Jason G. Wild – 857,679 shares

***See footnotes on cover pages which are incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☐.*

*J.W. Opportunities Fund, LLC no longer beneficially owns any shares of common stock of the Issuer.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

     If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

See Exhibit B

Item 9.	Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

J.W. PARTNERS, L.P. By: /s/ Jason Klarreich Jason Klarreich, Attorney-In-Fact
J.W. OPPORTUNITIES FUND, LLC By: /s/ Jason Klarreich Jason Klarreich, Attorney-In-Fact
J.W. OPPORTUNITIES MASTER FUND, LTD. By: /s/ Jason Klarreich Jason Klarreich, Attorney-In-Fact
JW GP, LLC By: /s/ Jason Klarreich Jason Klarreich, Attorney-In-Fact
JW ASSET MANAGEMENT, LLC By: /s/ Jason Klarreich Jason Klarreich, Attorney-In-Fact
JASON G. WILD By: /s/ Jason Klarreich Jason Klarreich, Attorney-In-Fact

Exhibit List

Exhibit A.                      Joint Filing Agreement.

Exhibit B.                      Item 8 Statement.

Exhibit C.                      Power of Attorney.

Exhibit A

Joint Filing Agreement

The undersigned agree that this Schedule 13G, and all amendments thereto, relating to the Common Stock of Eagle Pharmaceuticals, Inc. shall be filed on behalf of the undersigned.

J.W. PARTNERS, L.P. By: /s/ Jason Klarreich Jason Klarreich, Attorney-In-Fact
J.W. OPPORTUNITIES FUND, LLC By: /s/ Jason Klarreich Jason Klarreich, Attorney-In-Fact
J.W. OPPORTUNITIES MASTER FUND, LTD. By: /s/ Jason Klarreich Jason Klarreich, Attorney-In-Fact
JW GP, LLC By: /s/ Jason Klarreich Jason Klarreich, Attorney-In-Fact
JW ASSET MANAGEMENT, LLC By: /s/ Jason Klarreich Jason Klarreich, Attorney-In-Fact
JASON G. WILD By: /s/ Jason Klarreich Jason Klarreich, Attorney-In-Fact

Exhibit B

Item 8 Statement

Due to the relationships amongst them, all of the reporting persons hereunder may be deemed to constitute a “group” with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.

Exhibit C

POWER OF ATTORNEY

The undersigned hereby constitutes and appoints each of Jason G. Wild, Jason Klarreich and Mary Gaza as the undersigned’s true and lawful authorized representative and attorney-in-fact to execute for, and on behalf of, the undersigned and to file with the U.S. Securities and Exchange Commission and any other authority: (1) any Forms 3, 4 and 5, and any amendments thereto, in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules promulgated thereunder; and (2) any Schedules 13D and Schedules 13G, and any amendments thereto, in accordance with Section 13 of the 1934 Act and the rules promulgated thereunder, in each case with respect to any securities of Eagle Pharmaceuticals, Inc. (or any successor thereto).

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that each of the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned’s responsibilities to comply with Section 16 or Section 13 or any other provision of the 1934 Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file any Forms 3, 4 and 5 or Schedule 13D or 13G with respect to any securities of Eagle Pharmaceuticals, Inc. (or any successor thereto), unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of February 11, 2016.

J.W. OPPORTUNITIES MASTER FUND, LTD By: /s/ Jason G. Wild Name: Jason G. Wild Its: Chief Investment Officer